

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2011

Via E-mail
Dr. Werner Brandt
Chief Financial Officer
SAP Corporation
Dietmar-Hopp-Alee 16
69190 Walldorf
Germany

> **Re:   SAP Corporation**
> **Form 20-F for the Fiscal Year Ended December 31, 2010**
> **Filed March 18, 2011**
> **File No. 001-14251**

Dear Dr. Brandt:

We have reviewed your letter dated July 27, 2011 in connection with the above-referenced filings and have the following comment.  In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.  Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 1, 2011.

Form 20-F for the Fiscal Year Ended December 31, 2010

General

1.      You disclose on page 69 and elsewhere that you have operations in Latin America, the Middle East, and Africa, regions generally understood to include Cuba, Iran, Syria, and Sudan.  Also, on your website, for the purpose of inviting applications for the 2011 SAP Quality Awards, you specifically include Iran, Sudan, and Syria to define the geographical scope of your Middle East & North Africa business.  As you know, Cuba, Iran, Sudan, and Syria are identified by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls.

Please describe to us your past, current, and anticipated contacts, if any, with the referenced countries, whether through subsidiaries, joint ventures, distributors, resellers, or other direct or indirect arrangements, since your letter to us dated July 20, 2007. Your response should describe any products, technology, software, services, information, or support that you have provided into Cuba, Iran, Sudan, and/or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of the referenced countries or entities controlled by them.

2.      Please discuss the materiality of your business activities in, and other contacts with, Cuba, Iran, Sudan, and/or Syria, described in response to the foregoing comment, and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with each of the referenced countries for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan, or Syria.

Liquidity and Capital Resources, page 88

3.      We note your response to prior comment 1 and your liquidity discussion on page F-73. We continue to believe you should consider providing enhanced liquidity disclosure of the amount of cash and investments held by foreign subsidiaries that would be subject to the potential tax impact associated with the repatriation of undistributed earnings on foreign subsidiaries. In this respect, this disclosure would illustrate that some investments are not presently available to fund domestic operations and obligations without paying a significant amount of taxes upon their repatriation. In your response, please quantify the amount of cash and investments held by foreign subsidiaries in the countries to which you intend to permanently reinvest earnings.

Item 18. Financial Statements

Note (24) Litigation and Claims, page F-62

4.      We note your response to prior comment 2 and your disclosures on page F-62 where you indicate you "currently believe that resolving all other claims and suits will have no material adverse effect, either individually or in aggregate, on [your] business, financial position, profit, or cash flows." You later indicate that "because of significant inherent uncertainties related to these matters, there can be no assurance that [your] business,

financial position, profit or cash flows will not be materially adversely affected nor can [you] reliably estimate the maximum possible loss in case of an unfavorable outcome." The later statement appears to be contradictory with the first statement. Please consider revising to either remove the later statement or to further clarify it to indicate, if true, that you believe the likelihood of materialization of inherent uncertainties that could make the loss material is remote. Please provide us with your proposed disclosures.

You may contact Melissa Feider at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief